                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                          SUBMICRON SYSTEMS CORPORATION
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                    86431310
                                 (CUSIP Number)

                               Michael H. Khougaz
                       Equinox Investment Partners, L.L.C.
                        405 Lexington Avenue, 21st Floor
                            New York, New York 10174
                                 (212) 883-4600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 24, 1997
             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D

------------------                                                   -----------
CUSIP NO. 86431310                                                   PAGE 2 OF 6
------------------                                                   -----------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         THE KB MEZZANINE FUND II, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     5,293,094
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 5,293,094
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,293,094
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------                                                   -----------
CUSIP NO. 86431310                                                   PAGE 3 OF 6
------------------                                                   -----------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         CELERITY SILICON, L.L.C.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     1,323,273
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 1,323,273
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,323,273
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 1 (the "Amendment") amends the Schedule 13D (the "Statement") previously filed by (i) The KB Mezzanine Fund II, L.P., a Delaware limited partnership ("KBMF II"), and (ii) Celerity Silicon, L.L.C., a Delaware limited liability company ("Celerity"). This Amendment relates to the common stock, par value $0.0001 per share, of SubMicron Systems Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6330 Hedgewood Drive, No. 150, Allentown, Pennsylvania 18106.

ITEM 2. IDENTITY AND BACKGROUND.

        There is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        There is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 4. PURPOSE OF TRANSACTION.

        There is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        This Amendment is being filed to report that on December 24, 1997, Celerity purchased from KBMF II 330,818 warrants and $1 million principal amount of subordinated debt securities of the Company that previously had been issued to KBMF II in the private placement described in the Statement. The purchase price paid to KBMF II by Celerity for such warrants and subordinated debt securities was $1 million. Except as set forth above, there is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1.    Joint Filing Agreement.


                                  (Page 4 of 6)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 31, 1997     THE KB MEZZANINE FUND II, L.P.

                             By:    EIP Capital Partners, L.P.
                             Its:   General Partner

                                    By:  Equinox Investment Partners, L.L.C.

                                    /s/  Michael H. Khougaz
                                    --------------------------------------------
                                    By:  Michael H. Khougaz
                                    Its: Managing Member


Dated: December 31, 1997     CELERITY SILICON, L.L.C.

                             /s/   Mark R. Benham
                             ---------------------------------------------------
                             By:   Mark R. Benham
                             Its:  Managing Member


                                  (Page 5 of 6)

                                  EXHIBIT INDEX

        Exhibit 1.    Joint Filing Agreement.


                                  (Page 6 of 6)